UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., May 28, 2019

In April 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.4 MILLION PASSENGERS

In April 2019, Avianca Holdings and its subsidiaries carried 2,465,882 passengers, a 0.4% decrease over the same period in 2018.

In April, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,465,882 passengers, a 0.4% decrease compared to April 2018. Capacity, measured in ASKs (available seat kilometers), increased 4.4%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 3.6%. The load factor for the month was 81.3%, a decrease of 69 bps compared to the same period of 2018.

Domestic markets in Colombia, Peru and Ecuador

In April, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,360,066 travelers, down 4.7% when compared to the same period of 2018. Capacity (ASKs) decreased 0.6% while passenger traffic (RPKs) decreased 7.4%. The load factor for the month was 78.2%, a decrease of 571 bps when compared to the same month of 2018.

International markets

In April, the affiliated airlines of Avianca Holdings transported 1,105,816 passengers on international routes, up 5.6% when compared to the same period of 2018. Capacity (ASKs) increased 5.6%, while passenger traffic (RPKs) increased 6.0%. The load factor for the month was 81.9%, an increase of 36 bps when compared to April 2018.

Operational Statistics	Apr-19	Apr -18	ΔYoY		YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,466	2,475	-0.4%		10,203	9,896	3.1%
ASK (mm)[2]	4,487	4,296	4.4%		18,298	17,029	7.5%
RPK (mm)[3]	3,647	3,521	3.6%		14,987	14,168	5.8%
Load Factor[4]	81.3%	82.0%	-0.7	pp	81.9%	83.2%	-1.3	pp
Domestic Market
PAX (K)[1]	1,360	1,428	-4.7%		5,712	5,641	1.3%
ASK (mm)[2]	761	766	-0.6%		3,175	3,043	4.4%
RPK (mm)[3]	595	642	-7.4%		2,561	2,551	0.4%
Load Factor[4]	78.2%	83.9%	-5.7	pp	80.6%	83.8%	-3.2	pp
International Market
PAX (K)[1]	1,106	1,047	5.6%		4,491	4,255	5.6%
ASK (mm)[2]	3,726	3,530	5.6%		15,123	13,987	8.1%
RPK (mm)[3]	3,052	2,878	6.0%		12,426	11,617	7.0%
Load Factor[4]	81.9%	81.5%	0.4	pp	82.2%	83.1%	-0.9	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
	Name:	Richard Galindo
	Title:	Vice President Senior General Counsel